Exhibit 4.3

NOTE CANCELLATION AGREEMENT

This Note Cancellation and Release (“Agreement”) is entered into as of September 9, 2010, between Phoenix Energy Resource Corporation, a Nevada corporation (the “Corporation”) and the holders of certain notes payable by the Corporation (the “Notes”) in the aggregate principal amount of $258,000 signatory hereto (each a “Releasor” and together, the “Releasors”) and.

RECITALS

WHEREAS, each of the Releasors holds a Note in the amount set forth on Schedule 1 hereto, and each of the Releasors and the Corporation desires to cancel the Notes and release the Corporation from any and all liability in connection with the Notes upon the terms and conditions described herein.

WHEREAS, each of the Releasors acknowledges that this Agreement is being executed and delivered as part of the transactions contemplated by the Securities Purchase Agreement (the “Securities Purchase Agreement”), dated of even date herewith, by and among the Corporation, the controlling stockholder of the Corporation and an investor signatory thereto (the “Investor”); and that the Corporation and the Investor are expressly relying on the cancellation and release under this Agreement in consummating the transactions contemplated by the Securities Purchase Agreement, and would not consummate such transactions but for this Agreement.

AGREEMENT

NOW, THEREFORE, the parties agree as follows:

1. Upon the closing of the transactions contemplated by the Securities Purchase Agreement (the “Closing”), the Corporation agrees to pay the Releasor $258,000 along with any accrued interest, in cash, official bank check or wire transfer, which is an amount equal to the principal accrued interest under the Notes at the date of Closing (“Cancellation Payment”)

2. Each of the Releasors agrees that it shall deliver to the Corporation at the Closing its respective Note marked across its face “CANCELLED” and thereby shall forever discharge the Corporation of any and all of its obligations under such Note, including any obligation to pay any unpaid and accrued principal and interest thereunder.

3. Each of the Releasors, on behalf of itself and each of the its respective affiliates and/or heirs, hereby further releases and forever discharges the Corporation and the officers, directors, employees, agents, counsels, accountants, affiliates and heirs of the Corporation (collectively, the “Releasees”) from any and all claims, demands, judgments, proceedings, causes of action, orders, obligations, contracts, agreements, liens, accounts, costs and expenses (including attorney’s fees and court costs), debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, matured or unmatured, both at law (including federal and state securities laws) and in equity, which the Releasor or any of its respective affiliates and/or heirs now have, have ever had against the Releasees arising contemporaneously with or prior to the date of this Agreement or on account of or arising out of any matter, cause, event or omission of any kind or nature occurring contemporaneously with or prior to the date of this Agreement, including but not limited to the Notes being cancelled hereunder.

4. Each of the Releasors hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Releasee, based upon any matter purported to be released hereby.

5. Without in any way limiting any of the rights and remedies otherwise available to any Releasee, each of the Releasors shall jointly and severally indemnify and hold harmless each Releasee from and against all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, security interests, taxes, liens, losses, lost value, expenses and fees (including attorneys’ fees and court costs) arising directly or indirectly from or in connection with (i) the assertion by or on behalf of any of the Releasors or any of its affiliates and/or heirs of any claim or other matter purported to be released pursuant to this Agreement and (ii) the assertion by any third party of any claim or demand against any Releasee which claim or demand arises directly or indirectly from, or in connection with, any assertion by or on behalf of any Releasor, or any of the Releasor’s affiliates and/or heirs against any third party of any claims or other matters purported to be released pursuant to this Agreement.

6. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

7. This Agreement may not be changed except in writing signed by each of the Releasees and the Releasors. This Release shall be governed by and construed under the laws of the State of Nevada, without giving effect to the conflict of laws principles thereof.

8. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. This Agreement shall be valid and binding with respect to each person who executes this Agreement even if not every person listed on the signature page hereto executes this Agreement.

9. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile execution and delivery of this Agreement is legal, valid and binding for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Note Cancellation and Release to be executed on the date first written above.

CORPORATION:

PHOENIX ENERGY RESOURCE CORP

By: /s/ Rene Soullier
Name: Rene Soullier
Title: Chief Executive Officer

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY;

RELEASORS’ SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Note Cancellation and Release to be executed on the date first written above.

RELEASORS:

SEYMORE INVESTMENTS

By: Ilona Klausgaard
Name: Ilona Klausgaard
Title: for and on behalf of Beresford Trustees Ltd.,
corporate director of Seymore Investments Ltd.

HELVETIC CAPITAL VENTURES AG

By: /s/ Ilona Klausgaard
Name: Ilona Klausgaard
Title: Verwaltungsratsvorsitzender (Chairman of the Board)

Schedule 1

Releasor Name	Note Amount
SEYMORE INVESTMENTS	$150,000 + Any accrued interest
HELVETIC CAPITAL VENTURES AG	$35,000 + Any accrued interest
$50,000 + Any accrued interest
AMPHION INVESTMENTS CORP.	$8,000 + Any accrued interest
JPF SECURITIES LAW, LLC	$15,000 + Any accrued interest
TOTAL	$258,000 + Any accrued interest